
02020907

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K


RECEIVED
365

# P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2002



Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

## SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 6 March 2002

By: 

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS cruises plc

NEWS RELEASE

6 March 2002

**P&O Princess Cruises strengthens Swan Hellenic, its UK discovery cruise product**

P&O Princess Cruises today announced that in response to the continuing success of Swan Hellenic, its UK discovery cruise brand, it has chartered a new ship for the brand to replace the existing Swan Hellenic ship, Minerva.

The new ship, which was built in 2001, will be named Minerva II. She is expected to start operations as a Swan Hellenic ship in late April 2003, when the charter for Minerva will end. Over two thirds of Minerva II's cabins have balconies - a much higher proportion than the current ship. With its faster service speed, the new ship will be able to offer a wider range of destinations in its discovery itineraries.

- Ends -

**Notes to Editors**

**Swan Hellenic**
Swan Hellenic operates a programme of discovery cruises and tours from its cruise ship, Minerva. Itineraries include the Mediterranean, Arabia, India and the Far East. Swan Hellenic also operates a 'Clipper Voyage' to South America and offers river cruises in Europe.

Minerva II has a gross tonnage of 30,277 grt and a top speed of 19.5 kn. She was formerly known as R8 when she was operated by Renaissance Cruises. Minerva II is contracted for a charter period of up to seven years.

Swan Hellenic's current Minerva will be returned to its owner in April 2003.

**P&O Princess**
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises in the UK and in Australia; AIDA and A'ROSA in Germany and Swan Hellenic also in the UK. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 18 ships offering 29,460 berths is set to grow in the next three years with seven new ocean cruise ships and three river cruise vessels on order.

P&O Princess Cruises has approximately 19,500 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately £1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

**Enquiries**
**P&O Princess**
+44 (0) 20 7805 1200
Caroline Keppel-Palmer

77 New Oxford Street
London WC1A 1PP
Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

Registered office as above,
registered in England 4039524